                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)

                         American Retirement Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
              -----------------------------------------------------
                                 (CUSIP Number)












                                Page 1 of 5 Pages

                                                            Page 2 of 5 Pages


-------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


               Robert A. Frist
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]

                                                                       (b)  [ ]

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      3    SEC USE ONLY


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      4    CITIZENSHIP OR PLACE OF ORGANIZATION


             United States
-------------------------------------------------------------------------------
      NUMBER OF          5   SOLE VOTING POWER

       SHARES                    588,038
                    -----------------------------------------------------------
    BENEFICIALLY         6   SHARED VOTING POWER

      OWNED BY                   3,800
                    -----------------------------------------------------------
        EACH             7   SOLE DISPOSITIVE POWER

      REPORTING                  588,038
                    -----------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                     3,800
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    591,838
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     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         (a) [ ]
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     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                    5.2%
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     12    TYPE OF REPORTING PERSON*


                       IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 3 of 5 Pages



Item 1(a).          Name of Issuer:              American Retirement Corporation
                                                 ("ACR")

Item 1(b).          Address of Issuer's          111 Westwood Place, Suite 402
                    Principal Executive          Brentwood, Tennessee 37027
                    Offices:

Item 2(a).          Name of Person Filing:       Robert A. Frist ("Frist")

Item 2(b).          Address of Principal         1326 Page Road
                    Business Office:             Nashville, Tennessee 37205

Item 2(c).          Organization/Citizenship:    United States citizen

Item 2(d).          Title of Class               Common stock
                    of Securities:               ("Common Stock")

Item 2(e).          CUSIP Number:                028913 10 1

Item 3.             Inapplicable.

Item 4.             Ownership.





               Total Shares                                                          Shared
              of ACR Common       Percent       Sole         Shared       Sole       Power
            Stock Beneficially      of         Voting        Voting     Power to       to
 Person          Owned            Class(1)     Power         Power      Dispose      Dispose
 ------     ------------------    --------     ------        ------     --------     --------
 Frist          591,838             5.2%      588,038(2)     3,800(3)   588,038(2)   3,800(3)

------------



(1)  Based on 11,420,860 shares of Common Stock outstanding as of December
     31, 1997.
(2) Includes 31,735 shares owned by Frist's wife, 4,166 of which she has the right to acquire pursuant to the conversion provisions of ACR's 5 3/4% Convertible Subordinated Debentures Due 2002. Does not include shares beneficially owned by Frist's children who are 18 years of age or older.
(3) Includes 3,800 shares beneficially owned by a partnership of which Frist is a general partner.

                                                             Page 4 of 5 Pages



Item 5.       Ownership of Five Percent or Less of a Class.

              Inapplicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Inapplicable.

Item 8.       Identification and Classification of Members of the Group.

              Inapplicable.

Item 9.       Notice of Dissolution of Group.

              Inapplicable.

Item 10.      Certification.

              Inapplicable.



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                                                            Page 5 of 5 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                              Robert A. Frist


                                              /s/ Robert A. Frist
                                              ------------------------